                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended June 30, 1998


                                          OR


[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                          to
                                    -----------------      --------------------


Commission file number:
000-16723


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                               Respironics, Inc.
                            Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Respironics, Inc.
                              1501 Ardmore Blvd.
                      Pittsburgh, Pennsylvania 15221-4401

                             REQUIRED INFORMATION


The financial statements and related report, prepared in accordance with the financial reporting requirements of ERISA, listed below are furnished for the Respironics, Inc. Retirement Savings Plan. The pages referred to are the numbered pages in Ernst & Young LLP's Report on Audits of Financial Statements and Supplemental Schedules for the years ended June 30, 1998 and 1997.


                                                         Pages
Report of Independent Auditors                               1

Financial Statements                                      2-11

          SUMMARY ANNUAL REPORT FOR THE RESPIRONICS, INC. RETIREMENT
                                 SAVINGS PLAN

For the year ended June 30, 1998

     This is a summary of the annual report for the Respironics, Inc. Retirement Savings Plan (EIN: 25-13-4989) for the period from July 1, 1997 through June 30, 1998. The annual report has been filed with the Internal Revenue Service as required under the Employee Retirement Income Security Act of 1974.

     Benefits under the plan are provided by a trust funding arrangement. Plan expenses were $708,677, this represented benefits paid to participants and beneficiaries and $92,221 of unrealized depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of the assets acquired during the year. There were no administrative expenses paid by the plan. A total of 881 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all these persons had yet earned the right to receive benefits.

     The value of plan assets after subtracting liabilities of the plan was $17,253,686 as of June 30, 1998. During the plan year, the plan experienced an increase in its net assets of $6,468,417. The plan had total income of $7,210,911 including a transfer into the plan from the participants of a terminated plan of $2,703,199, employer contributions of $886,119, employee contributions of $2,402,435, gains of $58,404 from the sale of assets, and earnings from investments of $1,219,158.

Audited Financial Statements

Respironics, Inc. Retirement Savings Plan

Years Ended June 30, 1998 and 1997

With Report of Independent Auditors

Audited Financial Statements

Respironics, Inc. Retirement Savings Plan

Years Ended June 30, 1998 and 1997

With Report of Independent Auditors



Contents

Report of Independent Auditors........................................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits--June 30, 1998........   2
Statements of Net Assets Available for Benefits--June 30, 1997........   3

Statements of Changes in Net Assets Available for Benefits with Fund
  Information.........................................................   4
Notes to Financial Statements.........................................   5
Line 27(a)--Schedule of Assets Held for Investment Purposes...........  10
Line 27d--Schedule of Reportable Transactions.........................  11

[Logo of ERNST & YOUNG LLP]         One Oxford Centre        Phone: 412-644-7800
                               Pittsburgh, Pennsylvania 15219

                         Report of Independent Auditors

Plan Administrator
Respironics, Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Respironics, Inc. Retirement Savings Plan as of June 30, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1998 and reportable transactions for the year ended June 30, 1998, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                 /s/ Ernst & Young LLP

                                                 Ernst & Young LLP


December 4, 1998


     Ernst & Young LLP is a member of the Ernst & Young International, Ltd.

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN

As of June 30, 1998




                                                     Income       U.S. Government     Investment     Euro Pacific     Fundamental
                                                    Fund of          Securities       Company of        Growth         Investors
                                                    America             Fund           America           Fund            Fund
                                               ------------------------------------------------------------------------------------

Investments, at fair value:
  Interest bearing cash                            $        -     $          -        $       -       $        -     $         -
  Short-term investment fund                            15,698            2,917           20,204           7,469          10,853
  Shares of registered investment companies          3,947,990          550,444        3,976,864         817,869       1,358,157
  Respironics Inc., Common Stock                             -                -                -               -               -
  Participant loans                                          -                -                -               -               -
                                               ------------------------------------------------------------------------------------
                                                     3,963,688          553,361        3,997,068         825,338       1,369,010

Receivables:
  Participants' contributions                            1,466              393            2,459           2,542           3,995
  Employer's contribution                              154,704           38,875          168,097          77,386         140,935
  Interest Receivable                                        6            2,831                9               4               6
                                               ------------------------------------------------------------------------------------
                                                       156,176           42,099          170,565          79,932         144,936

Liabilities:
  Participants' refunds                                 (9,969)            (603)         (15,755)           (287)              -

                                               ------------------------------------------------------------------------------------
Net Assets Available for Benefits                   $4,109,895         $594,857       $4,151,878        $904,983      $1,513,946
                                               ====================================================================================





                                               Growth Fund          New             PNC          PNC Managed    Respironics, Inc.
                                                   of           Perspective    Money Market        Income             Common
                                                 America           Fund            Fund        Portfolio Fund     Stock Account
                                             -------------------------------------------------------------------------------------

Investments, at fair value:
  Interest bearing cash                       $             -   $           -    $    936,730  $            956 $            3,195
  Short-term investment fund                            8,284           5,225               -                 -                  -
  Shares of registered investment companies         1,129,487         633,480               -           141,885                  -
  Respironics Inc., Common Stock                            -               -               -                 -          2,285,379
  Participant loans                                         -               -               -                 -                  -
                                             -------------------------------------------------------------------------------------
                                                    1,137,771         638,705         936,730           142,841          2,288,574

Receivables:
  Participants' contributions                           3,125           1,409             971               404                837
  Employer's contribution                              69,885          50,424          54,276             9,689            109,579
  Interest Receivable                                                       3           3,966                10                 76
                                             -------------------------------------------------------------------------------------
                                                       73,010          51,836          59,213            10,103            110,492

Liabilities:
  Participants' refunds                                  (331)         (1,309)         (1,000)             (140)              (233)

                                             -------------------------------------------------------------------------------------
Net Assets Available for Benefits                  $1,210,450        $689,232        $994,943          $152,804         $2,398,833
                                             =====================================================================================





                                             Participant
                                                Loans          Total
                                            ------------------------------

Investments, at fair value:
  Interest bearing cash                     $           -   $     940,881
  Short-term investment fund                            -          70,650
  Shares of registered investment companies             -      12,556,176
  Respironics Inc., Common Stock                        -       2,285,379
  Participant loans                               531,753         531,753
                                            ------------------------------
                                                  531,753      16,384,839

Receivables:
  Participants' contributions                           -          17,601
  Employer's contribution                               -         873,850
  Interest Receivable                                 112           7,023
                                            ------------------------------
                                                      112         898,474

Liabilities:
  Participants' refunds                                 -         (29,627)

                                            ------------------------------
Net Assets Available for Benefits                $531,865     $17,253,686
                                            ==============================



See notes to financial statements

STATEMENT OF NET ASSETS AVAILABLE FOR  BENEFITS

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN

As of June 30, 1997




                                                    Income        U.S. Government      Investment      Euro Pacific    Fundamental
                                                   Fund of           Securities        Company of         Growth        Investors
                                                   America              Fund            America            Fund           Fund
                                              -------------------------------------------------------------------------------------
 Investments, at fair value:
  Interest bearing cash                        $               -     $            -    $           -    $        -     $         -
  Shares of registered investment companies            2,931,719            436,174        2,431,343       210,312         290,221
  Respironics Inc., Common Stock                               -                  -                -             -               -
  Participant loans                                            -                  -                -             -               -
                                              -------------------------------------------------------------------------------------
                                                       2,931,719            436,174        2,431,343       210,312         290,221
Receivables:
  Participants' contributions                             20,521              3,737           27,815         9,432          14,993
  Employer's contribution                                 77,714             18,079           80,327        25,811          28,984
                                              -------------------------------------------------------------------------------------
                                                          98,235             21,816          108,142        35,243          43,977

Net Assets Available for Benefits              $       3,029,954     $      457,990    $   2,539,485    $  245,555     $   334,198
                                              =====================================================================================


                                                Growth Fund         New              PNC          PNC Managed   Respironics, Inc.
                                                    of          Perspective     Money Market        Income            Common
                                                  America          Fund             Fund        Portfolio Fund    Stock Account
                                             -------------------------------------------------------------------------------------
 Investments, at fair value:
  Interest bearing cash                        $            -  $            -       $692,405    $          -    $             -
  Shares of registered investment companies           144,370         137,658              -          18,105                  -
  Respironics Inc., Common Stock                            -               -              -               -          2,618,908
  Participant loans                                         -               -              -               -                  -
                                             -------------------------------------------------------------------------------------
                                                      144,370         137,658       $692,405    $          -          2,618,908
Receivables:
  Participants' contributions                           8,321           5,016         12,332           1,345              5,289
  Employer's contribution                              16,850          11,391         23,737           2,586            354,051
                                             -------------------------------------------------------------------------------------
                                                       25,171          16,407         36,069           3,931            359,340

Net Assets Available for Benefits              $      169,541  $      154,065       $728,474    $     22,036    $     2,978,248
                                             =====================================================================================




                                               Participant
                                                  Loans          Total
                                              -------------------------------

 Investments, at fair value:
  Interest bearing cash                         $           -   $      692,405
  Shares of registered investment companies                 -        6,599,902
  Respironics Inc., Common Stock                            -        2,618,908
  Participant loans                                   125,723          125,723
                                                -------------------------------
                                                      125,723       10,036,938
Receivables:
  Participants' contributions                               -          108,801
  Employer's contribution                                   -          639,530
                                                -------------------------------
                                                            -          748,331

Net Assets Available for Benefits               $     125,723   $   10,785,269
                                                ===============================



See notes to financial statements

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN

Years Ended June 30, 1998 and 1997



                                                            Income      U.S. Government   Investment      Euro Pacific
                                                            Fund of        Securities      Company of         Growth
                                                            America           Fund           America           Fund
                                                           ---------------------------------------------------------------

FAIR VALUE AT JUNE 30, 1996                                $2,405,425        $398,095      $1,684,440       $        -

Contributions:
  Participants'                                               452,068          90,797         529,975          110,757
  Employer's:
    Cash                                                       77,714          18,079          80,327           25,812
    Stock                                                           -               -               -                -

Investment income                                             244,829          28,480         124,987            7,297

Net realized and unrealized appreciation (depreciation)
      in fair value of investments                            265,008             413         433,555           16,995

Participant withdrawals                                      (159,662)        (31,533)       (172,496)               -

Transfers between funds (net)                                (255,428)        (46,341)       (141,303)          84,694
                                                           ---------------------------------------------------------------

          Net Increase for the year ended June 30, 1997       624,529          59,895         855,045          245,555
                                                           ---------------------------------------------------------------

FAIR VALUE AT JUNE 30, 1997                                 3,029,954         457,990       2,539,485          245,555

Contributions:
  Participants'                                               459,221          77,921         576,612          219,921
  Employer's:
    Cash                                                      154,963          38,875         168,297           77,385
    Stock                                                           -               -               -                -

Investment income                                             448,194          32,432         381,599           52,037

Net realized and unrealized appreciation (depreciation)
      in fair value of investments                            136,182           9,992         352,175           20,809

Participant withdrawals                                      (184,224)        (19,394)       (184,577)         (27,357)

Transfers between funds (net)                                (163,201)        (32,903)        (39,643)         (10,687)

Transfers into plan                                           228,806          29,944         357,930          327,320
                                                           ---------------------------------------------------------------

          Net Increase (decrease)
              for the year ended June 30, 1998              1,079,941         136,867       1,612,393          659,428
                                                           ---------------------------------------------------------------

FAIR VALUE AT JUNE 30, 1998                                $4,109,895        $594,857      $4,151,878         $904,983
                                                           ===============================================================





                                                        Fundamental     Growth Fund         New              PNC
                                                         Investors          of          Perspective     Money Market
                                                           Fund           America           Fund            Fund
                                                        -------------------------------------------------------------
FAIR VALUE AT JUNE 30, 1996                              $        -        $      -      $       -        $638,496

Contributions:
  Participants'                                             161,465          99,152         60,395         155,011
  Employer's:
    Cash                                                     28,985          16,850         11,394          23,738
    Stock                                                         -               -              -               -

Investment income                                             3,298           1,441            497          37,704

Net realized and unrealized appreciation (depreciation)
      in fair value of investments                           28,800          10,005         10,301               -

Participant withdrawals                                           -            (966)             -         (68,282)

Transfers between funds (net)                               111,650          43,059         71,478         (58,193)
                                                        -------------------------------------------------------------

          Net Increase for the year ended June 30, 1997     334,198         169,541        154,065          89,978
                                                        -------------------------------------------------------------

FAIR VALUE AT JUNE 30, 1997                                 334,198         169,541        154,065         728,474

Contributions:
  Participants'                                             348,334         315,816        153,324         132,966
  Employer's:
    Cash                                                    140,935          69,885         50,424          54,276
    Stock                                                         -               -              -               -

Investment income                                           108,335          89,212         35,170          44,497

Net realized and unrealized appreciation (depreciation)
      in fair value of investments                           80,930          88,468         55,777               -

Participant withdrawals                                     (37,273)         (8,241)       (25,803)        (17,235)

Transfers between funds (net)                                49,707         (42,252)         2,761        (102,412)

Transfers into plan                                         488,780         528,021        263,514         154,377
                                                        -------------------------------------------------------------

          Net Increase (decrease)
              for the year ended June 30, 1998            1,179,748       1,040,909        535,167         266,469
                                                        -------------------------------------------------------------

FAIR VALUE AT JUNE 30, 1998                              $1,513,946      $1,210,450       $689,232        $994,943
                                                        =============================================================




                                                             PNC Managed     Respironics, Inc.
                                                               Income             Common            Participant
                                                           Portfolio Fund     Stock Account            Loans           Total
                                                          --------------------------------------------------------------------
FAIR VALUE AT JUNE 30, 1996                                   $         -       $2,364,212       $      -       $ 7,490,668

Contributions:
  Participants'                                                    16,458           24,683               -         1,700,761
  Employer's:
    Cash                                                            2,587                -               -           285,486
    Stock                                                               -          314,686               -           314,686

Investment income                                                     244                -           1,264           450,041

Net realized and unrealized appreciation (depreciation)
      in fair value of investments                                     92          322,485               -         1,087,654

Participant withdrawals                                                 -         (111,088)              -          (544,027)

Transfers between funds (net)                                       2,655           63,270         124,459                 -
                                                          -------------------------------------------------------------------

          Net Increase for the year ended June 30, 1997            22,036          614,036         125,723         3,294,601
                                                          -------------------------------------------------------------------

FAIR VALUE AT JUNE 30, 1997                                        22,036        2,978,248         125,723        10,785,269

Contributions:
  Participants'                                                    41,667           76,653               -         2,402,435
  Employer's:
    Cash                                                            9,689           39,767               -           804,496
    Stock                                                               -           81,623               -            81,623

Investment income                                                   5,019              379          22,284         1,219,158

Net realized and unrealized appreciation (depreciation)
      in fair value of investments                                  2,433         (780,583)              -           (33,817)

Participant withdrawals                                              (451)        (191,868)        (12,254)         (708,677)

Transfers between funds (net)                                      23,835          118,272         196,523                 -

Transfers into plan                                                48,576           76,342         199,589         2,703,199
                                                          -------------------------------------------------------------------

          Net Increase (decrease)
              for the year ended June 30, 1998                    130,768         (579,415)        406,142         6,468,417
                                                          -------------------------------------------------------------------

FAIR VALUE AT JUNE 30, 1998                                      $152,804       $2,398,833        $531,865       $17,253,686
                                                          ===================================================================



See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Respironics, Inc. Retirement Savings Plan

June 30, 1998


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

The accounting records of the Respironics, Inc. Retirement Savings Plan (the "Plan") are maintained on the accrual basis. Certain financial information as of and for the year ended June 30, 1997 has been reclassified to conform with the financial statement presentation as of and for the year ended June 30, 1998. These reclassifications did not impact the total net assets available for benefits.

Valuation of Investments
------------------------

The fair value of the Plan's investments in American Funds Group accounts and in PNC Funds are based on quoted redemption value on the last business day of the plan year. Shares of Respironics, Inc. common stock are valued at the last trade price on the last business day of the plan year.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B--PLAN DESCRIPTION

The Plan is a defined contribution plan qualifying under Section 401(a) of the
Internal Revenue Code.   The Plan is subject to the provisions of the Employee
Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Contributions
-------------

Employees of Respironics, Inc. (the "Company") are eligible to participate and contribute to the Plan. An employee electing to participate in the Plan (a "participant") may contribute from 1% to 15% of his or her compensation through payroll deductions. The Plan sponsor matches participant contributions 100% up to a maximum of 3% of the participant's base wages. The matching contribution is funded either in cash and/or Company common stock based upon the election of each participant.

Discretionary contributions may be authorized by the Board of Directors of the Company. The amount of the discretionary contribution shall be determined by the Board of Directors. No discretionary contributions were made during 1998 or 1997.

Investments
-----------

Participants may elect to invest their salary deferral contributions in any one of ten funds or may split their contributions between these funds. Individual accounts are established for each plan participant and are credited for participant and Company contributions and an allocation of earnings based on the participant's account balance.

Termination and Vesting
-----------------------

With respect to Company discretionary and matching contributions, a participant vests gradually and becomes fully vested at the end of four years of credited service in accordance with an amendment to the Plan effective October 21, 1996 that reduced the number of years required to become fully vested from seven to four. Participants who terminate as a result of normal retirement, death or disability become 100% vested at that time regardless of years of credited service. Upon termination of service, participants receive their entire salary deferral contributions and the vested portion of the Company's discretionary and matching contributions through a lump-sum payment at termination or at a future date of their choosing. At June 30, 1998 and 1997 respectively, plan assets totaling $862,192 and $837,178 represented accounts of terminated participants. The remaining non-vested portion of the Company's discretionary and matching contributions are forfeited to the Company, and are available to the Company, to be utilized to offset future years' Company matching contributions.

Participants may elect to withdraw all or a portion of their account, without terminating employment with the Company, upon becoming disabled, reaching age 59-1/2, or under special hardship provisions.

Although the Company expects to continue the Plan indefinitely, it maintains the right to discontinue contributions and terminate the Plan. In the event of a termination of the Plan, each participant would become fully vested and participants' account balances would be distributed accordingly.

Forfeited Accounts
------------------

At June 30, 1998 and 1997 forfeited, non-vested accounts totaled approximately $22,000 and $63,000, respectively and were used to reduce employer contributions.

Loans
-----

Effective with an October 21, 1996 amendment to the Plan, the administrator may authorize a loan to a participant for an amount up to 50% of the vested account balance of the participant. The minimum amount that may be borrowed is $500, and the maximum amount varies with the participant's vested account balance, but cannot exceed $50,000. The plan administrator will determine a reasonable rate of interest for each loan upon consideration of the rate of interest then prevailing in the local community for similar loans. Loans are generally required to be repaid in five years in equal installments; however, the term of the loan may be extended if the intended use of the funds is to acquire a residence.

Transfer into Plan
------------------

In August 1997 approximately $2.7 million of participant accounts were rolled into the Respironics Inc. Retirement Savings Plan, in connection with the termination of the LIFECARE International Inc. Employee Retirement Savings and
Profit Sharing Plan.   The Company acquired LIFECARE International Inc. on
October 21, 1996, pursuant to which the Plan was amended to provide participation rights to eligible LIFECARE International Inc. employees.

NOTE C--PLAN INVESTMENTS

The investment options available to plan participants are as follows:

INCOME FUND OF AMERICA--The objective of this fund is to achieve current income
----------------------
while secondarily seeking capital growth. This mutual fund invests primarily in common and preferred stocks, convertible debentures, bonds, notes and various short-term securities.

U.S. GOVERNMENT SECURITIES FUND--The objective of this fund is high income
-------------------------------
paired with a high degree of safety. This mutual fund invests primarily in U.S. Treasury bills, notes and bonds and Government National Mortgage Association ("Ginnie Mae") mortgage-backed certificates.

INVESTMENT COMPANY OF AMERICA--The objective of this fund is long-term growth of
-----------------------------
capital and income.  This stock fund invests primarily in common stock.

EURO PACIFIC GROWTH FUND--This fund's investment objective is to achieve long-
------------------------
term growth of capital by investing in securities of issuers domiciled outside the U.S. Normally, the fund seeks to achieve this investment objective by investing primarily in equity securities of issuers domiciled in Europe or the Pacific Basin.

FUNDAMENTAL INVESTORS FUND-- The investment objective of the fund is to increase
--------------------------
its shareholders' capital and income return over time. The fund strives to accomplish this objective by investing primarily in a diversified portfolio of common stocks, or securities convertible into common stocks.

GROWTH FUND OF AMERICA--The investment objective of the fund is growth of
----------------------
capital. The fund strives to accomplish this objective by investing primarily in common stocks.

NEW PERSPECTIVE FUND--The primary investment objective of this fund is long-term
--------------------
growth of capital. In seeking to meet this investment objective, the fund normally invests on a global basis in a diversified portfolio consisting primarily of common stocks.

PNC MONEY MARKET FUND--The objective of this fund is to maximize income to the
---------------------
extent consistent with preserving capital and maintaining liquidity. This money market fund invests primarily in U.S. Treasury bills, commercial paper and certificates of deposit.

PNC MANAGED INCOME PORTFOLIO FUND--The objective of this fund is to seek current
---------------------------------
income that is consistent with the preservation of capital. In seeking to meet this objective, the fund invests in a portfolio of fixed income securities rated "BBB" or better, such as residential mortgage securities, corporate securities, U.S. Treasury and agency obligations, asset-backed securities, adjustable rate mortgage securities, taxable municipal obligations and cash.

RESPIRONICS, INC COMMON STOCK FUND--The investment objective of the fund is
----------------------------------
growth of capital.  This fund consists solely of Respironics, Inc. common stock.

NOTE D--INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated August 31, 1992, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (Code) and that the trust, therefore, is exempt from taxation under section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The Plan has also received a determination letter from the IRS dated November 8, 1995, applicable for amendments adopted prior to that date, stating that the Plan continues to be qualified under section 401(a) of the Code. The Plan was amended subsequent to the November 8, 1995 IRS determination letter. Therefore, those amendments are not covered by the determination letter. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE E--TRANSACTIONS WITH PARTIES-IN-INTEREST

All administrative expenses of the Plan are paid by the Company.

NOTE F-- YEAR 2000 (Unaudited)

The Company has initiated formal communications with its significant service providers to determine the extent to which the Plan's systems or operations are vulnerable to those parties' failure to remediate their own Year 2000 issues. In addition the Company is in the process of identifying and assessing its internal systems that impact the processing of employee benefits. Based on current information, the Company expects that its internal systems will be Year 2000 compliant by June 30, 1999.

The Plan's service providers have indicated that they are presently taking steps to ensure that the Plan's systems and operations will be Year 2000 compliant.

NOTE G--Subsequent Events

In September, 1998, $6.8 million of participant accounts were rolled into the Respironics Inc. Retirement Savings Plan from another qualified plan. The rollover results from a February, 1998 merger of one of the Company's wholly owned subsidiaries with Healthdyne Technologies, Inc.

LINE 27(a)-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN

EIN 25-1304989 PLAN NO. 001

June 30, 1998




                                                                      Face Value
                         Description                                Units of Shares            Cost            Market Value
---------------------------------------------------------------    ------------------    -----------------   -----------------
American Funds Group Accounts:

    Income Fund of America                                                   213,404.867      $ 3,506,428         $ 3,947,990

    U.S. Government Securities Fund                                           41,605.736          547,048             550,444

    Investment Company of America                                            126,813.264        3,185,064           3,976,864

    Euro Pacific Growth Fund                                                  28,378.510          783,904             817,869

    Fundamental Investors Fund                                                44,398.717        1,253,982           1,358,157

    Growth Fund of America                                                    52,534.287        1,036,933           1,129,487

    New Perspective Fund                                                      27,747.709          570,273             633,480

PNC Funds:

    Money Market Fund*                                                       940,881.210          940,881             940,881

    Managed Income Portfolio Fund*                                            13,436.064          139,546             141,885

    Short Term Investment Fund*                                               70,650.000           70,650              70,650

Respironics, Inc. Common Stock*                                              146,847.000        2,890,353           2,285,379

Participant Loans (interest rates: 9.25 - 9.5%)                                                         -             531,753
                                                                                         -----------------   -----------------

                                                               Total Investments              $14,925,062         $16,384,839
                                                                                         =================   =================



* Indicates a party-in-interest.

LINE 27(d)_SCHEDULE OF REPORTABLE TRANSACTIONS

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN

EIN 25-1304989 PLAN NO. 001

Year Ended June 30, 1998



                                                                                                    Current Value
Description of Assets                                                                                 of Asset
                                                                Purchase           Selling         on Transaction           Net
Type (i) Transactions                                             Price             Price               Date            Gain/(Loss)
                                                              --------------    --------------    ------------------  --------------

A transaction within the plan year with respect to any plan asset involving an amount in excess of 5% of the current value of plan assets

      Money Market Fund                                                             $ 889,794            $  889,794       $       -
      Money Market Fund                                           $ 908,405                                 908,405               -


Type (iii) Transactions

Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities when aggregated, involves an amount in excess of 5% of the current value of plan assets

American Funds Group Accounts:
      New Perspective Fund                                          482,969                                 482,969               -
      New Perspective Fund                                                             42,924                45,754           2,830
      Investment Company of America  Fund                         1,583,876                               1,583,876               -
      Investment Company of America Fund                                              390,530               465,624          75,094
      Income Fund of America Fund                                 1,279,388                               1,279,388               -
      Income Fund of America Fund                                                     399,300               445,106          45,806
      Growth Fund of America                                      1,004,482                               1,004,482               -
      Growth Fund of America                                                          107,833               113,712           5,879
      Fundamental Investors Fund                                  1,071,487                               1,071,487               -
      Fundamental Investors Fund                                                      179,832               185,226           5,394
      Euro Pacific Growth Fund                                      667,564                                 667,564               -
      Euro Pacific Growth Fund                                                         80,816                84,610           3,794

PNC Funds:
      Money Market Fund                                           4,249,280                               4,249,280               -
      Money Market Fund                                                             3,950,752             3,950,752               -
      Temporary Investment Fund                                   4,466,537                               4,466,537               -
      Temporary Investment Fund                                                     4,395,887             4,395,887               -


There were no Type (ii) or Type (iv) Transactions during the year ended June 30, 1998.


                                       SIGNATURE

The Plan. Pursuant to the requirements of the securities exchange act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.


                                             RESPIRONICS, INC.
                                             RETIREMENT SAVINGS PLAN




                                             By /s/ James C. Woll
                                                --------------------------
                                                James C. Woll Plan Administrator


Dated:  December 11, 1998

                               Respironics, Inc.
                            Retirement Savings Plan

                               -----------------

                          Annual Report on Form 11-K
                    For the Fiscal Year Ended June 30, 1998


                                 EXHIBIT INDEX


Exhibit No.     Description of Exhibit

   23           Consent of Independent Accountants, Filed herewith.